OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

November 27, 2012

Via Electronic Transmission

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Diversified Alternatives Fund (SEC File No. 333-184384)

Dear Ms. Lithotomos:

We have reviewed your comments, dated November 7, 2012, to the Registration Statement on Form N-1A for Oppenheimer Diversified Alternatives Fund (the “Registrant” or the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2012 (the “Registration Statement”).  For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

Prospectus

Cover Page

1.
Please disclose the basis for describing a fund of funds as a “special” type of mutual fund.  Also, we note that the registration statement does not contain page numbers.  Please consider using page numbers in future filings, for ease of reference.

The term “special” has been deleted from the description.  We confirm that the Prospectus and SAI contain page numbers.  However, due to technicalities with our EDGARization process, those page numbers are removed.  Once filed, we are happy to provide you with a PDF version of the Prospectus and SAI.

Investment Objective

2.
The second sentence of the Investment Objective states that the Fund is a special type of mutual fund known as a “fund of funds” because it primarily invests in other mutual funds.   Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 “may not include disclosure other than that required or permitted by those Items.”  Please remove the second sentence of the investment objective in the Summary Prospectus.   Also, please review Items 2 through 8 in Form N-1A to ensure that there is no extraneous information.

We have deleted the second sentence of the investment objective.

Fees and Expenses of the Fund

3.	The fee table includes a line item for Acquired Fund Fees and Expenses. Please add a footnote to the fee table explaining this line item. See Instruction 3(f)(vii) to Item 3 of Form N-1A.

We have added a footnote to the table explaining that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year, consistent with the requirement of Instruction 3(f)(vi) to Item 3 of Form N-1A.  However, Instruction 3(f)(vii) to Item 3 of Form N-1A states that “[t]he Fund may clarify in a footnote to the fee table that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses.”  This second instruction provides the Fund with the option of including such disclosure.  We believe the explanation provided in current footnote no. 2 is appropriate and is consistent with our practice with respect other Oppenheimer funds.

4.
Footnote 2 to the fee table refers to a voluntarily agreement to limit fees.  Please confirm that the agreement to limit fees is a contractual waiver and, if so, disclose that it is contractual in footnote 2 to the fee table.  If the waiver is not contractual, please delete the line item and attendant footnote from the fee table.

Form N-1A states, pursuant to Instruction 3(e) to Item 3, “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses… If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

As indicated by the excerpt above, Form N-1A by its terms does not require any such waiver arrangement to be pursuant to a written contract, only that the terms of the waiver arrangement reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.  Pursuant to this instruction and pursuant to the Commission’s June 13, 2009 adopting release adopting amendments to Form N-1A, the Registration Statement states that “This expense limitation may not be amended or withdrawn until one year from the date of the Fund’s prospectus.”  This disclosure governs the terms of the waiver arrangement, indicating that despite the voluntary nature of the waiver, the transfer agent may not cease the arrangement within one year of the date of the Prospectus.  We also note that this disclosure is consistent with prior discussions with the Commission regarding waiver footnotes for the Manager’s other mutual funds.

5.
Footnote 2 to the fee table states the limitations on the fees may not be amended or withdrawn “until one year after the date of this prospectus.”  The prospectus’ Example shows calculation for period 1-year to 10-years.  In order to comply with the fee limitation agreement referenced in the fee table, please confirm that the calculation of the figures in the Example will not include any fee waivers beyond the first year.

We confirm that the terms of the waiver arrangement are reflected only in the first year of the expense example.

Principal Investment Strategies

6.
The prospectus states that the Manager and SteelPath are expected to be affiliated because SteelPath is expected to be a wholly-owned subsidiary of the Manager as a result of an acquisition that is expected to close during the fourth quarter of 2012.  Please inform the staff what provisions or agreements the Fund is relying on, prior to the merger, for affiliated and non-affiliated funds.

As discussed in the Proxy Statement dated September 28, 2012 to shareholders of the SteelPath MLP Funds Trust (file no. 811-22363; filed October 1, 2012), on July 16, 2012, SteelPath Fund Advisors LLC (“SFA”), the investment adviser to the SteelPath MLP Funds Trust, and SteelPath Capital Management LLC (“SCM”), an affiliate of SFA, entered into an Asset Purchase Agreement (“APA”) to sell substantially all of their assets, including their investment advisory and asset management businesses, to OppenheimerFunds, Inc. (“OFI”), the investment adviser to the Fund.  After the closing, OFI will undertake an internal restructuring that will include a transfer of SFA and SCM’s assets from OFI to a wholly-owned affiliate of OFI that is a registered investment adviser.  The SteelPath MLP Funds Trust has five series, including SteelPath MLP Alpha Fund, SteelPath MLP Select 40 Fund and SteelPath MLP and Infrastructure Debt Fund (the “acquired SteelPath funds”).  Upon the closing, which is currently scheduled to occur on or about December 3, 2012, the Fund and the acquired SteelPath funds will be part of the same group of investment companies.

7.
The prospectus states that the Fund will not invest more than 50% of its total assets in any single Underlying Fund.  It also states that the Manager will generally seek to diversify the Fund’s investments across asset classes.  Please clarify whether the Fund is referencing the IRS registered investment company standard or the 1940 Act diversification standard.  Specifically, what is the Fund’s limit on investing in a single issuer?  If the limitation on investing in a single issuer is more than the 1940 Act limitation, please revise the Fund’s name to remove the word diversified because the Fund would not qualify to be non-diversified.

The Fund’s use of the term “diversify” in the referenced sentence is not intended to reference standards of diversification under the IRS or Investment Company Act of 1940.  Rather, the use of the term in the sentence is intended to convey a more “plain English” understanding that the Fund will generally seek to allocate its assets across a number of different asset classes.  With this in mind, we have revised the sentence to read:  “The portfolio managers look for opportunities across the various asset classes and attempt to allocate the Fund’s assets in a manner that seeks to generally diversify the portfolio across the various asset classes.”

As discussed below in more detail below, in response to Comment No. 12, the Fund intends to satisfy the diversification requirements of the Investment Company Act of 1940, and thereby will limit investment in a single issuer to the limitations imposed by the Investment Company Act of 1940.  Accordingly, no revision is required to the Fund’s name.

8.
The prospectus states that the Fund may also gain exposure through direct investments in derivatives.  Please be more specific in the disclosure regarding derivatives and their use, including but not limited to any percentage limitation on the use of specific derivatives.  See Letter to Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

This disclosure has been revised to indicate that the Fund may gain exposure to an asset class through direct investment, exchange-traded notes, derivatives or other investment vehicles. The Fund can invest up to 20% of its total assets in such other investments. The Fund may also use derivatives to seek income or capital gain, to hedge against the risks of other investments, or as a substitute for direct investment in a particular asset class. The Fund can use structured notes, options, futures, forward contracts and swaps.

Portfolio Turnover

9.
The paragraph in this section contains information that is beyond the requirements permitted for a summary prospectus.  In this section of the summary prospectus, please include only the disclosure required by Item 3 of Form N-1A.  (See comment 2, above.)

This disclosure has been revised as requested.

Principal Risks

10.
The prospectus states in the section titled “Credit Default Swaps” that the Underlying Funds may enter into credit default swaps with counterparties and the terms of the instruments are generally negotiated by the parties. Please add a section disclosing counterparty risk, if it is considered a principal risk.  Also, disclose the creditworthiness standard the Underlying Funds employ when selecting counterparties.

Disclosure discussing the creditworthiness standard has been added to the Prospectus in the section “About the Fund’s Investments,” beginning on page 8. In addition, the “Risks of Credit Default Swaps” on page 12 has been enhanced to include further disclosure regarding counterparty risk.

11.
In the section titled “Main Risks of Investing in Unregistered Funds,” the prospectus states that the Fund may invest in Underlying Funds that are not registered as an ‘investment company’ under the 1940 Act or any comparable regulatory requirements, and do not intend to do so.”  Please disclose to what extent the Fund intends to invest in non-registered funds and how the Fund intends to treat such funds for the purposes of the Fund’s limitation on investing in illiquid securities.

The disclosure has been deleted, as the Registrant currently does not intend on investing in Unregistered Funds.

12.
The section titled “Diversification” states that the Fund is “diversified” under the 1940 Act.  Please confirm that the Fund is “diversified” directly, not as a result of the Fund’s investments on a look through basis in its Underlying Funds.

We confirm that the Fund is diversified under the Investment Company Act of 1940Section 5(b)(1) of the 1940 Act defines a "diversified company" as a management company that meets the following requirements:  at least 75% of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5 per centum of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer.  Section 5(b)(1) does not, by its terms, limit a Fund's investments in the securities of other investment companies.1  As a fund of funds, the Fund meets the definition of a diversified company because at least 75% of its total assets are represented by other mutual funds.

13.
The prospectus states, in a blocked section, the following:  “An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”  Please inform the staff whether the Fund will be offered or sold through an insured depository institution.  If it is not offered or sold in that matter, please delete this statement as it is neither permitted nor required.

The Fund may be offered through an insured depository institution.

More About the Fund – About the Fund’s Investments

Investments in Underlying Funds

14.	Please disclose, where appropriate, to what extent the Fund and the Underlying Funds may invest in securities that are rated below investment grade (“junk”).

Disclosure concerning “lower-grade securities” or below investment grade (“junk”) bonds is included on page 10 of the Prospectus.  Further, as disclosed in the section “More Information About the Underlying Funds,” beginning on page 34 of the Prospectus, Oppenheimer Commodity Strategy Total Return and Oppenheimer Global Multi Strategies Fund may invest in lower-grade and below-investment grade debt securities.

15.
Please disclose whether investing in derivatives is a principal strategy for the Underlying Funds, specifically, Oppenheimer Commodity Strategy Total Return Fund and Oppenheimer Currency Opportunities Fund.

As disclosed in the section “More Information About the Underlying Funds,” beginning on page 34 of the Prospectus, Oppenheimer Commodity Strategy Total Return Fund, Oppenheimer Currency Opportunities Fund, and Oppenheimer Global Multi Strategies Fund all may invest in derivatives as a principal investment strategy.

Main Risks of Investments in Underlying Fund Wholly-Owned Subsidiary

16. The prospectus states that the Underlying Funds may invest in a wholly-owned subsidiary organized in the Cayman Islands (“Subsidiary”).   Given that the Underlying Funds are affiliates of the Fund, please disclose the following information in the prospectus:

a.	Please confirm that the Subsidiary’s board of trustees were signatories to the Underlying Funds’ registration statement.

b.	Please confirm that the Subsidiary’s financial statements will be consolidated with the Underlying Funds’ financial statements.

c.
Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the Subsidiary’s books and records by Commission staff.

d.
Please clarify whether the Underlying Funds apply the “look through” test to the assets of the Subsidiary regarding investment policies adopted by the Underlying Funds pursuant to section 8 of the 1940 Act.

The Subsidiaries’ directors are not required to sign the Underlying Funds’ registration statements because the Subsidiaries are neither offering their securities in the U.S. nor are they co−issuers of the Underlying Funds’ securities.

Each Subsidiary was organized solely for the purpose of providing its respective Underlying Fund a non−exclusive means by which to advance its related Underlying Fund’s investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity−linked swap agreements.

Section 7(d) of the Investment Company Act of 1940 prohibits an investment company not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Commission staff has issued a number of letters granting no−action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment, and in each case the subsidiaries were established in order to facilitate the fund’s investment program; not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors (the “Offshore No-Action Letters”).2  In the Offshore No-Action Letters, the funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities.  Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Offshore No-Action Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).3

Furthermore, the Subsidiaries are not co−issuers of the Underlying Fund’s securities, and therefore its directors are not required to sign the Fund’s registration statement on that basis.  The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the Investment Company Act (commonly referred to as “master−feeder” or “hub and spoke” funds), the Commission staff has required the acquired fund to sign the registration statement of the acquiring fund.  The SEC Staff has taken this position based upon its view that the acquiring fund is a co−issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.  However, Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis added).  Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co−issuer” for purposes of Rule. Thus, in a typical master−feeder structure, the Commission staff has viewed the feeder fund as a “co−issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

The Subsidiaries are different from the traditional master−feeder structure in both structure and purpose.  Each Subsidiary is, by design, a limited part of an Underlying Fund’s overall investment strategy. The “chief part” of an Underlying Fund’s business having a Subsidiary is not the purchase of the securities of the Subsidiary and the sale of its own securities.  Rather, the Underlying Fund’s assets are typically invested outside the Subsidiary.  In fact, while an Underlying Fund with a Subsidiary can invest up to 25% of its assets in the Subsidiary, it is currently anticipated that a relatively small percentage of an Underlying Fund’s assets will be invested in its Subsidiary.  The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.  In contrast, in a master−feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares.  Based on this distinction, the Registrant does not believe that a Subsidiary is a “co−issuer” under Rule 140, and therefore its directors are not required to sign the Fund’s registration statement.

Although the Subsidiaries’ directors are not required to sign the registration statement, the Registrant believes that the Commission staff will be able to adequately supervise and assert jurisdiction over the activities a Subsidiary if necessary for the protection of Fund investors. First, no Subsidiary will be able to engage in any activity that would cause its Fund to violate the 1940 Act pursuant to Section 48(a).  Second, although the Subsidiaries are organized in the Cayman Islands, their activities, including investment management, will take place in the U.S. The Subsidiaries’ books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.  Custody of a Subsidiary’s assets is maintained in the U.S. with the Underlying Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

Further, we confirm that the Subsidiaries’ financial statements will be consolidated with the Underlying Funds’ financial statements.

Each Subsidiary and its directors have agreed to designate an agent for service of process in the United States and have agreed to inspections of the Subsidiary’s books and records by Commission staff.

Each Underlying Fund applies its investment restrictions and compliance policies and procedures, on a look-through basis, to its Subsidiary.

Deferred Tax Liability of Certain SteelPath Funds

17.
The prospectus states that the strategy of investing in Subchapter C Corporations is a relatively recent strategy for an open-end registered investment company.  In this regard, please disclose any unexpected and potentially significant accounting, tax and valuation consequences for the Underlying Funds and the Fund (and consequentially, the investor).  We note that you intend to include in the prospectus “an example illustrating two hypothetical trading days of a SteelPath Subchapter C Corporation and the tax effect upon the daily net asset value compared to the individual securities.”  We may have further comments.

The accounting, tax and valuation implications for the Underlying Funds and the Fund are disclosed in the second paragraph of the section and the sentence referred to in the comment concerning “accounting, tax and valuation consequences” must be read in the context of the implications set forth in the next paragraph.  We have added language that addresses this. We have also added language that further explains that the Underlying Funds’ accrued tax liability will be reflected in the Fund’s net asset values, as well as the Underlying Fund’s net asset values.  Additionally, we note that this section also discloses that because accounting, tax and valuation practices in this area are still developing, there may not always be clear agreement among industry participants on the most appropriate approach, and that this could result in changes over time in the practices applied by those Underlying Funds, which in turn could have significant adverse consequences on the Fund.

We have deleted the reference to an example, as we believe the purpose of the disclosure is achieved without adding such example at the fund-of-fund level.  We note that the prospectus of the underlying SteelPath C Corporations contain such an example.

Portfolio Holdings

18.
The prospectus states that the Fund’s portfolio holdings information may be posted and available on the Fund’s website.   The section omits the Fund’s website showing this information.  Please disclose the Fund’s website where the Fund’s portfolio holdings information is posted.  See Item 9(d) of Form N-1A.

Form N-1A states, pursuant to Item 9(d), that the Registration Statement should state “a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable.” Form N-1A does not require that the website be included in this section, only that the policies and procedures are available on the Fund’s website.  We point out however that the Fund’s website is included on Page 7, in the section “The Fund’s Past Performance.”

Statement of Additional Information (SAI)

19.	The SAI does not include the Fund’s policy on borrowing and leveraging. Please revise the SAI accordingly.

This disclosure has been added as requested.

20.
In the second “Fundamental Investment Restriction,” the SAI states that the Fund cannot invest 25% or more of its total assets in any one industry.  Please confirm that the Fund will count the underlying investments of affiliated funds in the Fund’s calculation of concentration.

The “Fundamental Investment Restriction” regarding concentration of the Fund’s investments has been updated.

21.	Please file as exhibits the contracts entered into by the Subsidiary with the Underlying Funds and other Fund affiliates.

Item 28 of Form N-1A requires that the following contracts/agreements be filed in connection with a registration statement filing under Form N-1A:

•	The investment advisory contract relating to the management of the Fund’s assets;
•	The distribution contracts between the Fund and a principal underwriter, and agreements between principal underwriters and dealers.
•	Bonus, profit sharing, pension, or similar contracts or arrangements in whole or in part for the benefit of the Fund’s directors or officers in their official capacity.
•	Custodian agreements and depository contracts under section 17(f) concerning the Fund’s securities and similar investments;
•
Any “initial capital” agreements or understandings made in consideration for providing the initial capital between or among the Fund, the underwriter, adviser, promoter or initial shareholders and written assurances from promoters or initial shareholders that purchases were made for investment purposes and not with the intention of redeeming or reselling.

•	Any Rule 12b-1 Plan entered into by the Fund under rule 12b-1 and any agreements with any person relating to the plan’s implementation;
•	Any 18f-3 plan entered into by the Fund under rule 18f-3, any agreement with any person relating to the plan's implementation, and any amendment to the plan or an agreement.

The Registrant will comply with the requirements of Rule 483 under the Securities Act of 1933 and Item 28 with respect to contracts/agreements by filing copies of the above referenced contracts/agreements (with the exception of a bonus, profit sharing, pension or similar contract, which the Fund will not enter into) in a pre-effective amendment after they are executed.  Item 28(h) of Form N-1A provides that the Fund may file any “other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement.”  Additionally, Rule 483 provides that the Registrant “may file such exhibits as it may desire in addition to those required by the appropriate form.”  The Registrant believes that the contracts entered into by the Subsidiaries with their respective Underlying Funds are not material, were made in the ordinary course of the Underlying Funds’ business and that the filing of those materials are optional under Rule 483 and Form N-1A.  The Fund will invest in an Underlying Fund directly and has no contractual relationship with any Subsidiary, and the performance, or the failure thereof, of any agreements between an Underlying Fund and its Subsidiary will have no impact on the ability of the Fund to pursue its investment objective and carry out its investment strategies.  Accordingly, we believe that filing the contracts entered into by an Underlying Fund and its respective Subsidiary is outside of the scope of the exhibit requirements.

Part C

Item 34

22.	Please confirm that the material provisions of the Underlying Funds’ and Subsidiary’s management contracts are fully described in the prospectus and SAI.

Item 34 of Form N-1A requires the Registrant to provide a summary of the substantive provisions of any management-related service contract not discussed in the Prospectus or SAI, disclosing the parties to such contract, the total fees paid and by whom for the Fund’s last three fiscal years.  Item 19 also requires that additional information be disclosed about the Fund’s investment adviser, including a description of the services provided by each investment adviser and fund expenses paid by third parties, including a description of all services performed for or on behalf of the Fund supplied or paid for wholly or in substantial part by each investment adviser and a description of all fees, expenses, and costs of the Fund that are to be paid by persons other than an investment adviser or the Fund, and identify those persons.  This item also requires that the Registrant disclose any person (other than a director, officer, member of an advisory board, employee, or investment adviser of the Fund), through any understanding, whether formal or informal, regularly advises the Fund or the Fund’s investment adviser with respect to the Fund’s investing in, purchasing, or selling securities or other property, or has the authority to determine what securities or other property should be purchased or sold by the Fund, and receives direct or indirect remuneration.  The instructions to Item 19, which also apply to Item 34, define a “management-related service contract” to include any contract with the Fund to keep, prepare, or file accounts, books, records, or other documents required under federal or state law, or to provide any similar services with respect to the daily administration of the Fund.  However, the instructions to Item 19 specifically exclude from such definition “[a]ny contract with the Fund to provide investment advice…[a]ny agreement with the Fund to perform as custodian, transfer agent, or dividend‑paying agent for the Fund…and…[a]ny contract with the Fund for outside legal or auditing services, or contract for personal employment entered into with the Fund in the ordinary course of business.”  Consistent with the definition, the Fund has no management-related service contracts with any of the Underlying Funds nor their Subsidiaries and thus Item 34 does not apply.

Additionally, Item 10 of Form N-1A requires that the Registrant disclose certain information for the investment adviser (and a sub adviser, if applicable) including name, address, experience, the advisory services provided, and compensation.

We do not read Items 10, 19 and 34 of Form N-1A to require disclosure in the Registrant’s Prospectus or SAI of the material provisions of the Underlying Funds’ and their Subsidiaries’ contracts.  Neither has a contractual relationship with the Fund, and serve only as an investment vehicle through which the Fund pursues its investment objective and strategies.  Accordingly, we believe the information currently disclosed in the Prospectus and SAI concerning the Fund’s investment adviser meets the disclosure requirements.  We also point out the material provisions of the Underlying Funds’ management contracts are fully described in the SAI of each Underlying Fund.

Item 38

23.	Please file as exhibits the contracts entered into by the Subsidiary with the Underlying Funds and other Fund affiliates.

Please refer to our response to Comment No. 21.

*     *     *     *     *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel
Tel.: 212.323.0310

cc:           Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
K & L Gates LLP
KPMG LLP

1  See Franklin Templeton Group of Funds, SEC No-Action Letter (May 21, 1999) (Commission staff response); see also CNA Management Corporation, SEC No-Action Letter (Nov. 14, 1974) (Commission Staff response that the “other securities” are for the purposes of the diversification test calculation limited in respect of any one issuer to an amount not greater than 5% of the investment company's total assets).

2  See South Asia Portfolio, SEC −No−Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No−Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No−Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No−Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No−Action Letter (Oct. 24, 1986).

3 We believe the present situation presents less concern than situations where the Commission Staff previously granted no−action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, each Underlying the Fund currently intends to invest not more than 25% of its assets in its Subsidiary and is limited by the RIC diversification test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Commission Staff has also provided no−action relief under Section 7(d).  See Man Glenwood Lexington TEI LLC, SEC No−Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No−Action Letter (July 10, 2006).

An Underlying Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

4 See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master−feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”).  See also Man Glenwood Lexington TEI LLC, SEC No−Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No−Action Letter (July 10, 2006).